EXHIBITS FOR SUB-ITEM 77C - RQI

Exhibit 77C

The Board of Directors of the Cohen & Steers Quality Income Realty Fund, Inc. initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order for shareholders to vote on each of the mergers of Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Premium Income Realty Fund, Inc. and Cohen & Steers Worldwide Realty Income Fund, Inc. with and into the Fund (the "Mergers"). In addition, shareholders also were asked to vote to amend the Fund's charter to increase the number of authorized shares of capital stock and to change certain of the Fund's fundamental investment restrictions to non-fundamental. The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. On November 24, 2009, shareholders of the Fund approved all proposals. Proposals 1A-1C and Proposal 2 were approved by the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Fund, while Proposals 3A-3C were approved by the affirmative vote of 67% of a majority of the Fund's outstanding voting securities present at the Meeting. The description of each proposal and number of shares voted are as follows:

Common Shares
Shares
Voted
For	Shares
Voted Against
Authority Withheld
Proposal 1A: To approve merger of Cohen & Steers Advantage Income Realty Fund, Inc. with and into the Fund in accordance with Maryland General
Corporation Law.	20,435,347.05	1,003,398.67	569,403.65

Proposal 1B: To approve merger of Cohen & Steers Premium Income Realty Fund, Inc. with and into the Fund in accordance with Maryland General
Corporation Law.	20,409,950.77	1,039,250.98	558,947.62

Proposal 1C: To approve merger of Cohen & Steers Worldwide Realty Income Fund, Inc. with and into the Fund in accordance with Maryland General
Corporation Law.	20,275,722.45	1,148,830.72	583,596.20

Proposal 2: To approve an amendment to the Fund's charter to increase the number of authorized shares of the Fund's capital stock.
			19,682,695.11	1,674,855.84	650,598.42

Proposal 3A: To approve changing from fundamental to non-fundamental the Fund's investment restriction prohibiting the Fund from investing more than 10% of its managed assets in debt securities issued or guaranteed by real estate companies.
			19,610,357.49	1,734,333.38	663,458.50

Proposal 3B: To approve changing from fundamental to non-fundamental the Fund's investment restriction prohibiting the Fund from investing more than 20% of its managed assets in preferred stock or debt securities.
			19,568,871.24	1,758,724.15	680,553.98

Proposal 3C: To approve changing from fundamental to non-fundamental the Fund's investment restriction investing in other investment companies.
			19,505,292.80	1,688,291.61	814,564.96